UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 19, 2024, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced a proposed capital return of up to $100 million to its shareholders by way of a tender offer (the “Tender Offer”). The Tender Offer is expected to commence after the publication of the Company’s Annual Report and Accounts in April 2024, subject to market conditions and shareholder approval. A circular setting out the full terms of the Tender Offer and a timetable is expected to be published after the Company’s Annual Report and Accounts.

Additional Information for U.S. Investors

The Tender Offer has not yet been approved by the Company’s shareholders and, accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Tender Offer or otherwise. If the Tender Offer is approved by the Company’s shareholders and does not qualify as a Tier I offer within the meaning of Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, Company intends to file a tender offer statement on Schedule TO and related materials with the SEC in respect of such Tender Offer. The Company’s security holders are advised to carefully read these documents if and when they become available, and any amendments to these documents, in their entirety before making any decision with respect to the Tender Offer, because these documents will contain important information. If and when filed, the Company’s security holders may obtain copies of these documents and other documents filed with the SEC for free at the SEC’s website at www.sec.gov. In addition, if and when filed, the Company will provide copies of such documents free of charge to its security holders.

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release of PureTech Health plc, dated March 19, 2024, titled “PureTech Proposes $100 Million Capital Return.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: March 19, 2024	By:	/s/ Daphne Zohar
Name: Daphne Zohar
Title: Chief Executive Officer